UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

 July 2026

Commission File Number 001-16125

ASE Technology Holding Co., Ltd.

(Translation of registrant’s name into English)

 26, Chin 3rd Road

Kaohsiung, Taiwan

Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASE TECHNOLOGY HOLDING CO., LTD.

Date: July 30, 2026	By:	/s/ Joseph Tung
Name: Joseph Tung
Title: Chief Financial Officer

Investor Relations Contact:

ir@aseglobal.com Tel: +886.2.6636.5678 https://www.aseglobal.com

ASE Technology Holding Co., Ltd. Reports Its Unaudited Consolidated Financial
Results for the Second Quarter of 2026

Taipei, July 30, 2026 – ASE Technology Holding Co., Ltd. (TWSE: 3711, NYSE: ASX) (“We”, “ASEH”, or the “Company”), the leading provider of semiconductor assembly and testing services (“ATM”) and the provider of electronic manufacturing services (“EMS”), today reported its unaudited1 net revenues of NT$191,064 million for 2Q26, up by 26.7% year-over-year and up by 10.0% sequentially. Net income attributable to shareholders of the parent for the quarter totaled NT$21,068 million, up from NT$7,521 million in 2Q25 and up from NT$14,132 million in 1Q26.  Basic earnings per share for the quarter were NT$4.80 (or US$0.304 per ADS), compared to NT$1.74 for 2Q25 and NT$3.23 for 1Q26.  Diluted earnings per share for the quarter were NT$4.61 (or US$0.292 per ADS), compared to NT$1.70 for 2Q25 and NT$3.08 for 1Q26.

RESULTS OF OPERATIONS

2Q26 Results Highlights – Consolidated

●	Net revenues from packaging operations, testing operations, EMS operations, and others represented approximately 52%, 13%, 34%, and 1% of the total net revenues for the quarter, respectively.

●	Cost of revenues was NT$150,914 million for the quarter, up from NT$138,844 million in 1Q26.

-	Raw material cost totaled NT$86,253 million for the quarter, representing 45% of the total net revenues.

-	Labor cost totaled NT$21,920 million for the quarter, representing 11% of the total net revenues.

-	Depreciation, amortization and rental expenses totaled NT$18,441 million for the quarter.

●	Gross margin increased by 1 percentage point to 21.0% in 2Q26 from 20.0% in 1Q26.

●	Operating margin was 11.1% in 2Q26, compared to 10.1% in 1Q26.

●	Non-operating items:

-	Net interest expense was NT$1,853 million.

-	Net gain on foreign exchange hedging activities of NT$3,637 million.

1 All financial information presented in this press release is unaudited, consolidated and prepared in accordance with Taiwan-IFRS (International Financial Reporting Standards as endorsed for use in the R.O.C.).  Such financial information is generated internally by us and has not been subjected to the same review and scrutiny, including internal auditing procedures and audit by our independent auditors, to which we subject our year-end audited consolidated financial statements, and may vary materially from the year-end audited consolidated financial information for the same period.  Any evaluation of the financial information presented in this press release should also take into account our published year-end audited consolidated financial statements and the notes to those statements.  In addition, the financial information presented is not necessarily indicative of our results of operations for any future period.

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-	Net gain on equity-method investments was NT$2,298 million.

-	Other net non-operating income was NT$484 million, primarily attributable to miscellaneous income.

Total non-operating income for the quarter was NT$4,566 million.

●	Income before tax was NT$25,700 million in 2Q26, compared to NT$18,161 million in 1Q26. We recorded income tax expenses of NT$4,172 million for the quarter, compared to NT$3,629 million in 1Q26.

●	Net income attributable to shareholders of the parent was NT$21,068 million in 2Q26, compared to NT$7,521 million in 2Q25 and NT$14,132 million in 1Q26.

●	Our total number of shares outstanding at the end of the quarter was 4,470,572,282, including treasury stock owned by our subsidiaries in 2Q26. Our 2Q26 basic earnings per share of NT$4.80 (or US$0.304 per ADS) were based on 4,386,711,875 weighted average number of shares outstanding in 2Q26. Our 2Q26 diluted earnings per share of NT$4.61 (or US$0.292 per ADS) were based on 4,505,702,583 weighted average number of shares outstanding in 2Q26.

2Q26 Results Highlights – ATM

●	Net revenues were NT$126,148 million for the quarter, up by 36.3% year-over-year and up by 12.2% sequentially.

●	Cost of revenues was NT$91,657 million for the quarter, up by 26.7% year-over-year and up by 10.1% sequentially.

-	Raw material cost totaled NT$34,782 million for the quarter, representing 28% of the total net revenues.

-	Labor cost totaled NT$18,255 million for the quarter, representing 14% of the total net revenues.

-	Depreciation, amortization and rental expenses totaled NT$16,940 million for the quarter.

●	Gross margin increased by 1.3 percentage points to 27.3% in 2Q26 from 26.0% in 1Q26.

●	Operating margin was 15.7% in 2Q26, compared to 14.1% in 1Q26.

2Q26 Results Highlights – EMS

●	Net revenues were NT$65,789 million, up by 11.9% year-over-year and up by 6.3% sequentially.

●	Cost of revenues for the quarter was NT$59,916 million, up by 12.6% year-over-year and up by 7.0% sequentially.

-	Raw material cost totaled NT$51,810 million for the quarter, representing 79% of the total net revenues.

-	Labor cost totaled NT$3,595 million for the quarter, representing 5% of the total net revenues.

-	Depreciation, amortization and rental expenses totaled NT$1,259 million for the quarter.

●	Gross margin decreased by 0.6 percentage points to 8.9% in 2Q26 from 9.5% in 1Q26.

●	Operating margin was 2.4% in 2Q26, compared to 3.0% in 1Q26.

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LIQUIdiTY AND CAPITAL RESOURCES

●	Equipment capital expenditures in 2Q26 totaled US$1,695 million, of which US$840 million was used in packaging operations, US$804 million in testing operations, US$49 million in EMS operations and US$2 million in interconnect materials operations and others.

●	Total unused credit lines amounted to NT$396,197 million as of June 30, 2026.

●	Current ratio was 1.07 and net debt to equity ratio was 0.47 as of June 30, 2026.

●	Total number of employees was 114,179 as of June 30, 2026, compared to 107,950 as of March 31, 2026.

Business Review

Customers

ATM Basis

●	Our five largest customers together accounted for approximately 44% of our total net revenues in 2Q26, compared to 43% in 1Q26. One customer accounted for more than 10% of our total net revenues in 2Q26.

●	Our top 10 customers contributed 60% of our total net revenues in 2Q26, compared to 58% in 1Q26.

●	Our customers that are integrated device manufacturers or IDMs accounted for 41% of our total net revenues in 2Q26, compared to 38% in 1Q26.

EMS Basis

●	Our five largest customers together accounted for approximately 58% of our total net revenues in 2Q26, compared to 64% in 1Q26. One customer accounted for more than 10% of our total net revenues in 2Q26.

●	Our top 10 customers contributed 69% of our total net revenues in 2Q26, compared to 71% in 1Q26.

About ASE Technology Holding Co., Ltd.

ASEH is the leading provider of semiconductor manufacturing services in assembly and test. The Company develops and offers complete turnkey solutions covering front-end engineering test, wafer probing and final test, as well as packaging, materials and electronic manufacturing services through USI with superior technologies, breakthrough innovations, and advanced development programs. With advanced technological capabilities and a global presence spanning Taiwan, China, South Korea, Japan, Singapore, Malaysia, the Philippines, Vietnam, Mexico, and Tunisia as well as the United States and Europe, ASEH has established a reputation for reliable, high quality products and services.

For more information, please visit our website at https://www.aseglobal.com.

Safe Harbor Notice

This press release contains "forward-looking statements" within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended.  These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.  Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this press release.  The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to us, are intended to identify these forward-looking statements in this press release.  These forward-looking statements are necessarily estimates reflecting the best judgment of our senior management and our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied by the forward-looking statements for reasons including, among others, risks associated with

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cyclicality and market conditions in the semiconductor or electronic industry; changes in our regulatory environment, including our ability to comply with new or stricter environmental regulations and to resolve environmental liabilities; demand for the outsourced semiconductor packaging, testing and electronic manufacturing services we offer and for such outsourced services generally; the highly competitive semiconductor or manufacturing industry we are involved in; our ability to introduce new technologies in order to remain competitive; international business activities; our business strategy; our future expansion plans and capital expenditures; the strained relationship between the Republic of China and the People’s Republic of China; general economic and political conditions; the recent shift in United States trade policies; possible disruptions in commercial activities caused by natural or human-induced disasters; fluctuations in foreign currency exchange rates; and other factors.  For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including the 2025 Annual Report on Form 20-F filed on April 1, 2026.

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Supplemental Financial Information

(Unaudited)

Consolidated Operations

	2Q26	1Q26	2Q25
EBITDA[2] (NT$ million)	45,779	38,147	27,426

ATM Operations

	2Q26	1Q26	2Q25
Net Revenues (NT$ million)	126,148	112,434	92,565
Revenues by Application
Communication	41%	43%	46%
Computing	30%	27%	24%
Automotive, Consumer & Others	29%	30%	30%
Revenues by Type
Bumping, Flip Chip, WLP & SiP	49%	49%	47%
Wirebonding	24%	24%	28%
Others	6%	7%	5%
Testing	19%	19%	18%
Material	2%	1%	2%
Capacity & EBITDA
Equipment CapEx (US$ million)	1,646	963	942
EBITDA[2] (NT$ million)	41,491	34,524	24,295
Number of Wirebonders	24,815	24,926	25,156
Number of Testers	8,348	7,585	6,797

EMS Operations

	2Q26	1Q26	2Q25
Net Revenues (NT$ million)	65,789	61,875	58,770
Revenues by Application
Communication	30%	25%	33%
Computing	16%	15%	10%
Consumer	28%	35%	32%
Industrial	16%	14%	14%
Automotive	8%	9%	9%
Others	2%	2%	2%
Capacity
Equipment CapEx (US$ million)	49	40	49

2 EBITDA stands for net income or loss before interest, taxes, depreciation, amortization, impairment and investment gain or loss as well as other items.

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ASE Technology Holding Co., Ltd.

Summary of Consolidated Statement of Income Data

(In NT$ million, except per share data)

(Unaudited)

	For the three months ended			For the six months ended
	Jun. 30 2026	Mar. 31 2026 (Retrospectively Adjusted)	Jun. 30 2025	Jun. 30 2026 (Retrospectively Adjusted)	Jun. 30 2025
Net revenues
Packaging	99,387	88,981	73,659	188,368	142,070
Testing	23,665	21,041	16,612	44,706	32,616
EMS	65,411	61,361	58,374	126,772	120,234
Others	2,601	2,279	2,105	4,880	3,983
Total net revenues	191,064	173,662	150,750	364,726	298,903

Cost of revenues	(150,914)	(138,844)	(125,063)	(289,758)	(248,323)
Gross profit	40,150	34,818	25,687	74,968	50,580

Operating expenses
Research and development	(10,229)	(9,210)	(8,004)	(19,439)	(15,583)
Selling, general and administrative	(8,787)	(8,115)	(7,490)	(16,902)	(15,133)
Total operating expenses	(19,016)	(17,325)	(15,494)	(36,341)	(30,716)
Operating income	21,134	17,493	10,193	38,627	19,864

Net non-operating income and expenses
Interest expense - net	(1,853)	(1,576)	(1,203)	(3,429)	(2,459)
Foreign exchange gain (loss) - net	738	(2,225)	11,885	(1,487)	10,210
Gain (Loss) on valuation of financial assets and liabilities - net	2,899	3,063	(12,098)	5,962	(9,225)
Gain on equity-method investments - net	2,298	728	223	3,026	263
Others - net	484	678	255	1,162	412
Total non-operating income and expenses	4,566	668	(938)	5,234	(799)
Income before tax	25,700	18,161	9,255	43,861	19,065

Income tax expense	(4,172)	(3,629)	(1,576)	(7,801)	(3,598)
Income from operations and before non-controlling interests	21,528	14,532	7,679	36,060	15,467
Non-controlling interests	(460)	(400)	(158)	(860)	(392)

Net income attributable to shareholders of the parent	21,068	14,132	7,521	35,200	15,075

Per share data:
Earnings per share
– Basic	NT$4.80	NT$3.23	NT$1.74	NT$8.04	NT$3.48
– Diluted	NT$4.61	NT$3.08	NT$1.70	NT$7.64	NT$3.34

Earnings per equivalent ADS
– Basic	US$0.304	US$0.205	US$0.111	US$0.509	US$0.218
– Diluted	US$0.292	US$0.195	US$0.109	US$0.485	US$0.209

Number of weighted average shares used in diluted EPS calculation (in thousand shares)	4,505,703	4,485,186	4,395,187	4,498,971	4,406,107

FX (NTD/USD)	31.59	31.53	31.18	31.56	31.99

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ASE Technology Holding Co., Ltd.

Summary of ATM Statement of Income Data

(In NT$ million)

(Unaudited)

	For the three months ended			For the six months ended
	Jun. 30 2026	Mar. 31 2026	Jun. 30 2025	Jun. 30 2026	Jun. 30 2025
Net revenues:
Packaging	100,324	89,673	74,440	189,997	143,800
Testing	23,665	21,041	16,612	44,706	32,616
Direct material	2,057	1,621	1,431	3,678	2,650
Others	102	99	82	201	167
Total net revenues	126,148	112,434	92,565	238,582	179,233

Cost of revenues	(91,657)	(83,236)	(72,317)	(174,893)	(139,374)
Gross profit	34,491	29,198	20,248	63,689	39,859

Operating expenses:
Research and development	(8,384)	(7,497)	(6,320)	(15,881)	(12,363)
Selling, general and administrative	(6,325)	(5,824)	(5,111)	(12,149)	(10,344)
Total operating expenses	(14,709)	(13,321)	(11,431)	(28,030)	(22,707)
Operating income	19,782	15,877	8,817	35,659	17,152

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ASE Technology Holding Co., Ltd.

Summary of EMS Statement of Income Data

(In NT$ million)

(Unaudited)

	For the three months ended			For the six months ended
	Jun. 30 2026	Mar. 31 2026 (Retrospectively Adjusted)	Jun. 30 2025	Jun. 30 2026 (Retrospectively Adjusted)	Jun. 30 2025

Net revenues	65,789	61,875	58,770	127,664	121,065

Cost of revenues	(59,916)	(56,013)	(53,221)	(115,929)	(109,988)
Gross profit	5,873	5,862	5,549	11,735	11,077

Operating expenses
Research and development	(1,887)	(1,751)	(1,723)	(3,638)	(3,303)
Selling, general and administrative	(2,417)	(2,244)	(2,313)	(4,661)	(4,653)
Total operating expenses	(4,304)	(3,995)	(4,036)	(8,299)	(7,956)
Operating income	1,569	1,867	1,513	3,436	3,121

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ASE Technology Holding Co., Ltd

Summary of Consolidated Balance Sheet Data

(In NT$ million)

(Unaudited)

	As of Jun. 30, 2026	As of Mar. 31, 2026 (Retrospectively Adjusted)
Current assets
Cash and cash equivalents	91,292	87,811
Financial assets – current	16,081	26,141
Trade receivables	143,318	126,007
Inventories	86,268	76,056
Others	23,440	21,696
Total current assets	360,399	337,711

Financial assets - non-current & investments - equity -method	67,851	50,602
Property, plant and equipment	517,816	459,502
Right-of-use assets	13,996	12,265
Intangible assets	66,284	65,247
Others	44,988	32,450
Total assets	1,071,334	957,777

Current liabilities
Short-term borrowings[3]	60,063	49,724
Long-term debts - current portion	11,787	6,091
Trade payables	99,516	86,898
Others	165,433	151,789
Total current liabilities	336,799	294,502

Bonds payable	14,985	1,999
Long-term borrowings[3]	209,603	199,142
Other liabilities	90,750	80,832
Total liabilities	652,137	576,475

Equity attributable to shareholders of the parent	389,205	350,610
Non-controlling interests	29,992	30,692
Total liabilities & shareholders’ equity	1,071,334	957,777

Current ratio	1.07	1.15
Net debt to equity ratio	0.47	0.40

3 Borrowings include bank loans and bills payable.

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ASE Technology Holding Co., Ltd.

Summary of Consolidated Statement of Cash Flow Data

(In NT$ million)

(Unaudited)

	For the three months ended			For the six months ended
	Jun. 30 2026	Mar. 31 2026 (Retrospectively Adjusted)	Jun. 30 2025	Jun. 30 2026 (Retrospectively Adjusted)	Jun. 30 2025

Cash Flows from Operating Activities
Income before tax	25,700	18,161	9,255	43,861	19,065
Depreciation & amortization	20,000	18,669	16,531	38,669	32,623
Other operating activities items	1,314	(443)	11,059	871	5,130
Net cash generated from operating activities	47,014	36,387	36,845	83,401	56,818
Cash Flows from Investing Activities
Net payments for property, plant and equipment	(79,849)	(44,092)	(43,104)	(123,941)	(79,453)
Other investment activities items	(3,235)	(1,653)	(469)	(4,888)	(1,681)
Net cash used in investing activities	(83,084)	(45,745)	(43,573)	(128,829)	(81,134)
Cash Flows from Financing Activities
Total net proceeds from borrowings and bonds	39,864	73	22,159	39,937	38,308
Other financing activities items	(710)	765	(662)	55	(400)
Net cash generated from financing activities	39,154	838	21,497	39,992	37,908
Foreign currency exchange effect	397	3,862	(19,084)	4,259	(17,300)
Net increase (decrease) in cash and cash equivalents	3,481	(4,658)	(4,315)	(1,177)	(3,708)
Cash and cash equivalents at the beginning of period	87,811	92,469	77,100	92,469	76,493
Cash and cash equivalents at the end of period	91,292	87,811	72,785	91,292	72,785

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